Exhibit 99.2

PACIFIC DRILLING S.A. ANNUAL GENERAL MEETING FOR HOLDERS AS OF 3/31/14 TO BE HELD ON 5/12/14 Your vote is important. Thank you for voting.

Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 11:59 p.m. ET on May 6, 2014.

To vote by Internet

1)    Go to website www.proxyvote.com.

2)    Follow the instructions provided on the website.

To vote by Telephone

1)    Call 1-800-454-8683.

2)    Follow the instructions.

To vote by Mail

1)    Check the appropriate boxes on the voting instruction form below.

2)    Sign and date the voting instruction form.

3)    Return the voting instruction form in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	M71928-P51813

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The following material is available at www.proxyvote.com: Notice of Meeting

					PLEASE “X” HERE ONLY IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON		☐

The Board of Directors recommends you vote FOR the following proposals:		For	Against	Abstain			For	Against	Abstain

1.

Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2013 to 31 December 2013 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (“the Annual Accounts”);

		☐	☐	☐		5.6 Elias Sakellis 5.7 Cyril Ducau	☐ ☐	☐ ☐	☐ ☐

2.

Approval of the consolidated financial statements of the Company for the financial period from 1 January 2013 to 31 December 2013 prepared in accordance with United States Generally Accepted Accounting Principles (the “Consolidated Financial Statements”);

		☐	☐	☐		5.8 Robert A. Schwed 5.9 Sami Iskander	☐ ☐	☐ ☐	☐ ☐

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2013 to 31 December 2013;	☐	☐	☐	6.	Approval of compensation of the members of the Board of Directors;	☐	☐	☐

4.	Discharge for the directors of the Company in relation to the financial period from 1 January 2013 to 31 December 2013;	☐	☐	☐	7.

Approval of the payment of cash distributions to shareholders of up to $152 million in the aggregate to be paid in 2015, the timing, amount and form of such distributions to be subject to the discretion of the Board of Directors; and

							☐	☐	☐
5.	Re-appointment of the following members of the Board of Directors for a term ending at the Annual General Meeting of the Company to be held in 2015:

	5.1 Ron Moskovitz	☐	☐	☐	8.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the Annual General Meeting of the shareholders of the Company to be held in 2015.	☐	☐	☐

	5.2 Christian J. Beckett	☐	☐	☐	NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

	5.3 Laurence N. Charney	☐	☐	☐

	5.4 Jeremy Asher	☐	☐	☐

	5.5 Paul Wolff	☐	☐	☐

Signature [PLEASE SIGN WITHIN BOX]	Date